Exhibit 99.2



2003           (Rio de Janeiro - 10th April 2003) Aracruz's       [ARACRUZ LOGO
Income:        operational and financial information (Bovespa:       OMITTED]
First          ARCZ) are presented based on consolidated figures
Quarter        and in reais, according to the corporate           [MERCADO LOGO
               legislation, except where otherwise indicated         OMITTED]

Highlights

Aracruz has recorded a net profit of R$318.7 million in the quarter, due mainly to the highest sales volume and product price, as well as the positive impacts caused by the valorization of real which occurred in the period over the foreign currency debt. During the quarter, the sales volume was of 497.000 tons - a new record, the production reached 497.000 tons and the end of quarter stocks were equivalent to a 29 day production. The adjusted EBITDA for the quarter was of R$451,4 million, representing a margin of 59%.

--------------------------------------------------------------------------------
                                                   1st qua     1st qua
  Summary                                            2003        2002      var %
--------------------------------------------------------------------------------

Net Revenue (million R$)                            763,0       296,4       157%
--------------------------------------------------------------------------------
EBITDA/ LAJIDA (million R$)                         437,4       114,7       281%
--------------------------------------------------------------------------------
EBITDA adjusted by other entries of strict          451,4       123,3       266%
accounting nature (million R$)
--------------------------------------------------------------------------------
Net Revenue (million R$)                            319,7        22,0     1.353%
--------------------------------------------------------------------------------
Number of outstanding shares (million)              1.031       1.032         --
--------------------------------------------------------------------------------
Profit per share (R$)                                0,31        0,02     1.450%
--------------------------------------------------------------------------------
Sales Volume (t)                                  497.000     317.000        57%
--------------------------------------------------------------------------------
Production Volume (t)                             497.000     319.000        56%
--------------------------------------------------------------------------------
Inventories (t)                                   166.000      97.000        71%
--------------------------------------------------------------------------------
Inventories (days of production)                       29          27        --
--------------------------------------------------------------------------------
Average Net Pulp Price (R$/t)                       1.680       1.014        66%
--------------------------------------------------------------------------------
Net Debt / Total Capital                              39%         34%        --
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                      Conference Call
Release available at the address
   www.aracruz.com.br                 Aracruz Management would like to invite
                                      you to participate in its results
Additional Information:               Conference Call (in English):
Mauricio Werneck                      11.04.03 --12:00h (Rio de Janeiro time)
(21) 3820-8131                        To join, please dial:
invest@aracruz.com.br
                                      (1-719) 457-2661 (international call)
                                      Conference Call shall be available at
                                      Aracruz's internet address.

--------------------------------------------------------------------------------

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Pulp global market

A set of factors contributed for the recovery of the world pulp market in the first quarter of 2003. Production interruptions for the stock adjustment and maintenance, as well as weather problems in the northern hemisphere, restricted pulp offer, reducing stock levels to degrees below balance levels. During this same period, the demand remained within a reasonable degree in most markets, except for Asia, where a demand increase was registered, especially in China.

Within such a scenario, between December 2002 and February 2003, Norscan stocks dropped around 220.000 tons, against historical increase tendencies of 180.000 tons for this same period. Norscan stock that comprised 1.690.000 tons at the end of November last year, was reduced to 1.472.000 tons (only 23 production days) at the end of February 2003.

This new scenario led to a price increase of around US$60/t in this year's first quarter. Eucalyptus pulp list price in Europe, that reached the US$450/t level in December 2002, was adjusted to US$510/t in March and is quoted at US$540/t in the month of April.

If seasonal tendencies are confirmed regarding pulp offer limitation, associated to the maintenance of demand at reasonable levels, the expectation is that the market shall remain in balance over the next months.

Production and sales

Pulp production during the quarter totaled 497.000 tons, 56% more in the same period in 2002, due mainly to the additional volume produced by Factory C. At the end of March an interruption in the maintenance scheduled for 10 days in Factory B began.

Pulp sales in the quarter added 497.000 tons, compared to 317.000 tons in the same period last year. The stocks registered 166.000 tons at the end of March, or 29 production days.

   First Quarter 2003                              First Quarter 2002

Brazil                2%                        Latin America            1%
Europe               39%                        Brazil                   2%
North America        36%                        Europe                  46%
Asia                 23%                        North America           36%
                                                Asia                    15%



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2                                               RESULTADOS/1st TRIMESTRE DE 2003

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Income- 1st qua 2003

The average list price for pulp was of R$ 1.680/t for the period, compared to R$ 1.014/t in the same period of last year, thus reflecting a higher price in dollars and the devaluation of the real.

The net operational income was of R$ 763,0 million, R$ 466,6 million higher than the same period in 2002.

Pulp's net operational income was of R$ 754,9 million, compared to R$ 293,7 million in the same period of the previous year. The increase is the result of a higher sales volume (R$ 167,0 million) and the pulp's higher price in reais (R$ 294,2 million).

The cost of sold products reached R$ 333,4 million, compared to R$ 202,1 million in the same period of the previous year.

The cost of sold pulp was of R$ 325,6 million, compared to R$ 197,7 million in the same period of 2002. The variation arose from a higher sales volume (R$ 112,5 million). Production cost per tonnage in the quarter was of R$ 555/t, compared to R$ 526/t in the same period of 2002, due basically to the effect of currency exchange devaluation over costs in foreign currency, amongst which wood purchased from the controlled Veracel. This increase was set off mainly against the lower fixed cost, due to the higher production scale and the lower consumption of chemicals.

Operational expenses, prior to expenses and financial income and currency exchange variations, totaled R$ 65,7 million, compared to R$ 36,9 million in the same period of the previous year, due to an increase of R$ 10,6 million in the distribution and commissions related to the higher sales volume, R$ 14,2 million of provisions for loss over ICMS credits, R$ 10,2 million related to Veracel operational expenses and R$ 1,5 million in other expenses, set off against R$ 3,3 million of provision reversion for stock losses (in the 1st quarter 2002 the provision was of R$ 4,4 million).

The net financial revenue, including monetary and currency exchange variations, totaled R$ 121,2 million, compared to the net financial expenses of R$ 15,6 million in the same period of 2002. The financial results for the quarter in relation to the same period of the previous year reflected mainly the impact of real's valorization over denominated assets and liabilities in dollars (higher revenue in R$ 99,4 million), lower charges in net debt (R$ 33,2 million), reversion of SELIC interest provisions over IR/CSSL provisions referring to the "Plano Verao" judicial action (R$ 21,8 million), set off against a higher PIS and COFINS provisions over financial revenue (R$ 4,9 million) and R$ 11,4 million in interest capitalized in the same quarter of the previous year. The table below indicates the effects of the currency exchange devaluation and monetary variations:


Monetary and currency exchange variations

--------------------------------------------------------------------------------
Origin (R$ million)                         1st qua 2003           1st qua 2002
--------------------------------------------------------------------------------
Availability and equivalent funds                5,3                   (3,4)
--------------------------------------------------------------------------------
  Availabilities                                 5,3                    5,1
--------------------------------------------------------------------------------
Securities and stocks                              -                   (8,5)
--------------------------------------------------------------------------------
Accounts receivable                             21,2                    0,1
--------------------------------------------------------------------------------
Loans and funding - short term                 (61,0)                  18,1
--------------------------------------------------------------------------------
Loans and funding - long  term                 (70,1)                 (21,4)
--------------------------------------------------------------------------------
Others (includes suppliers)                     (0,7)                   0,7
--------------------------------------------------------------------------------
Total                                         (105,3)                  (5,9)
--------------------------------------------------------------------------------

Income Tax (IR) and social Contribution over Profit (CSL) totaled in the quarter R$ 146,9 million, compared to R$ 19,2 million in the same period of the previous year. The variation can be explained mainly due to the R$ 154,5 million over the controller's verified fiscal profit and R$ 4,0 million over the fiscal profit verified by the

--------------------------------------------------------------------------------
3                                               RESULTADOS/1st TRIMESTRE DE 2003

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                                  [MERCADO LOGO OMITTED]  [ARACRUZ LOGO OMITTED]



Veracel controlled company, partially set off against the reversion of provision over the "Plano Verao" judicial action for the sum of R$ 33,0 million. On 31st March 2003 the federal fiscal credits added to R$ 279 million and will be used in the compensation of IR/CSL due in the future.


Financial assets and liabilities

The gross debt on 31st March 2003 was of R$ 3.365,7 million, 13% higher than in the end of the previous quarter.

Composition of the gross debt
--------------------------------------------------------------------------------
(R$ million)                             1/03/2003              31/12/2002
--------------------------------------------------------------------------------
SHORT TERM DEBT                            1.596,7                   692,9
--------------------------------------------------------------------------------
LP Portion on a short term basis
--------------------------------------------------------------------------------
   Local currency                            124,6                   106,7
--------------------------------------------------------------------------------
   Foreign currency                          912,9                   531,1
--------------------------------------------------------------------------------
Short term debt instruments
--------------------------------------------------------------------------------
   Local currency                             10,2                    11,7
--------------------------------------------------------------------------------
   Foreign currency                          525,0                    26,5
--------------------------------------------------------------------------------
Interest Provision                            24,0                    16,9
--------------------------------------------------------------------------------
LONG TERM DEBT                             1.769,0                 2.279,0
--------------------------------------------------------------------------------
Local Currency                               609,6                   629,5
--------------------------------------------------------------------------------
   Foreign Currency                        1.159,4                 1.649,5
--------------------------------------------------------------------------------
TOTAL DEBT                                 3.365,7                 2.971,9
--------------------------------------------------------------------------------


The debt in local currency corresponds fully to the BNDES (Banco Nacional de Desenvolvimento Economico e Social) loans. The gross debt composition per expiry date is as follows:

                ---------------------------------------------------
                       (R$ million)                     Total debt
                ---------------------------------------------------
                2003                                       1.318,6
                ---------------------------------------------------
                2004                                         620,7
                ---------------------------------------------------
                2005                                         331,6
                ---------------------------------------------------
                2006                                         331,6
                ---------------------------------------------------
                2007                                         323,6
                ---------------------------------------------------
                2008 and subsequent                          439,6
                ---------------------------------------------------
                Total                                      3.365,7
                ---------------------------------------------------

The cash availabilities at the end of March 2003 totaled R$ 1.710,6 million, including R$ 1.579,5 million invested in local currency and R$ 131,1 million invested, most part, in very short term deposit certificates in dollar, abroad. At the end of the period, the position of derivatives purchased in dollars had a reference value equal to R$ 523,0 million (US$156 million).

The net debt was of R$ 1.655,1 million on 31st March 2003, R$ 336,6 million less than on 31st December 2002, due mainly to the generation of operational cash, added by R$ 125,9 million arising from the positive effects of real's valorization over the net debt, set off against R$ 135,9 million of capital investments and R$ 23,0 million in the acquisition of 5% of Veracel shares (total participation is now 50%). The relationship between the net debt and the total capital at the end of the month of March 2003 was of 39%, compared to 48% at the end of last quarter.

The Interest coverage index (adjusted EBITDA / paid interest) was of 7,0x in the quarter compared to 3,6x in the same period of 2002. The capital investments and other in the period were distributed according to the table below:


--------------------------------------------------------------------------------
4                                                       INCOME/1st QUARTER 2003

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--------------------------------------------------------------------------------
(R$ million)                                                 1st qua. 2003
--------------------------------------------------------------------------------
Purchase of lands for new plantations                                 30,5
--------------------------------------------------------------------------------
Industrial investments                                                25,0
--------------------------------------------------------------------------------
Investments related to the maritime transport of wood                  5,2
--------------------------------------------------------------------------------
Silviculture                                                          10,6
--------------------------------------------------------------------------------
Total - C Factory Project                                             71,3
--------------------------------------------------------------------------------
Silviculture                                                          17,6
--------------------------------------------------------------------------------
Additional industrial investments                                      1,3
--------------------------------------------------------------------------------
Other forestal investments                                            11,4
--------------------------------------------------------------------------------
Veracel Investments                                                   32,9
--------------------------------------------------------------------------------
Miscellaneous projects                                                 1,4
--------------------------------------------------------------------------------
Total Capital Investments                                            135,9
--------------------------------------------------------------------------------
Others - additional acquisition of 5% of Veracel                      23,0
--------------------------------------------------------------------------------
Total Capital Investments and others                                 158,9
--------------------------------------------------------------------------------


The EBITDA for the quarter was of R$ 437,4 million, compared to R$ 114,7 million in the same period of the previous year, due mainly to the higher pulp price and the higher volume sold. The EBITDA margin was of 57% in the quarter compared to 39% in the same period in 2002. The quarter's adjusted EBITDA, not considering the accounting adjustments that do not affect the cash generation was of R$ 451,4 million (59% margin), compared to R$ 123,3 million (42% of margin) in the same period of last year, as indicated below.



--------------------------------------------------------------------------------
(R$ million)                                   1st tri. 2003     1st tri.  2002
--------------------------------------------------------------------------------
EBITDA                                                 437,4              114,7
--------------------------------------------------------------------------------
Non-cash adjustments                                    14,0                8,6
--------------------------------------------------------------------------------
  Provision for labor indemnities                        0,7                  -
--------------------------------------------------------------------------------
  Provision for losses over ICMS credits                16,5                2,3
--------------------------------------------------------------------------------
  Provision (reversion) for losses in sawed
     wood and pulp stock                                (3,3)               4,2
--------------------------------------------------------------------------------
  Provision for non-performing credit                      -                2,1
--------------------------------------------------------------------------------
  Others                                                 0,1                  -
--------------------------------------------------------------------------------
Adjusted EBITDA                                        451,4              123,3
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
5                                               RESULTADOS/1st TRIMESTRE DE 2003

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                                  [MERCADO LOGO OMITTED]  [ARACRUZ LOGO OMITTED]



Share performance, income according
to American accounting criteria and
other information

Aracruz's B class preferred shares underwent a 0,59% drop in the first quarter of 2003, going from R$ 6,76 to R$ 6,72. During this same period the Ibovespa index underwent a 0,05% valorization.

                     ARACRUZ PNB                        IBOVESPA
                     -----------                        --------

30/12/2002
04/01/2003
09/01/2003
14/01/2003
19/01/2003
24/01/2003
29/01/2003
03/02/2003
08/02/2003
13/02/2003
18/02/2003
23/02/2003
28/02/2003
05/03/2003
10/03/2003
15/03/2003
20/03/2003
25/03/2003
30/03/2003


Aracruz's income is also published in dollars according to the American accounting criteria (US GAAP), aiming at complying with information demand from foreign investors. According to this criterion the consolidated net profit verified for the quarter was of US$ 58,5 million.

The company is located in the ADENE (Northeast Development Agency) operation area, which enables income tax reduction. The verified reduction in the first quarter of 2003 was of R$ 35,8 million registered in the "Capital Reserve" account.


Aracruz Celulose S.A. is located in the State of Espirito Santo and is the largest worldwide producer of eucalyptus whitened pulp in the market. Aracruz uses only eucalyptus plantations to produce high quality, short fiber pulp, used in the manufacturing of a wide range of consumables and high added value, including first quality toilet paper, upper quality printing and writing paper and special papers. The company also produces high quality sawed wood arising from the forestal plantations in its manufacturing unit located in Nova Vicosa, in the extreme-south region of the State of Bahia. Marketed under the Lyptus brand, the wood is aimed at the furniture and interior design industry, in Brazil and abroad. Aracruz has its shares negotiated in the Sao Paulo, New York and Madrid Stock Exchange (Latibex).


--------------------------------------------------------------------------------
6                                               RESULTADOS/1st TRIMESTRE DE 2003

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Consolidated Corporate Balance (in million reais - corporate legislation)

ASSET                                31.Mar.03   31.Dez.02     LIABILITY                                31.Mar.03       31.Dez.02
Current                              2.707.030   1.791.130     Current                                  2.163.344       1.146.247
  Available                             25.577      29.292       Suppliers                                169.805         166.717
  Financial investments                142.841      73.045       Loans and investments                  1.572.728         676.028
  Securities and stocks              1.542.192     877.867       Interest over loans                       23.975          16.922
  Accounts receivable - clients        453.117     452.726       Dividends                                248.342         248.347
  Inventories                          212.700     202,941       Income tax and social contribution       119.977           3.806
  Tax credits                          295.821     123.721       Others                                    28.517          34.427
  Advances to suppliers                  4.876       3.709     ------------------------------------------------------------------
Other accounts receivables              22.571      23.999     Long term liabilities                    2.038.527       2.591.335
  Others                                 7.335       3.830       Loans and funding                      1.769.027       2.278.987
                                                               Differed income tax                          5.620
----------------------------------------------------------       Provision for litigations
Long term receivables                  137,279     300,066         and contingencies                      190.636         231.856
Advances to suppliers                   61.574      53.470       Others                                    73.244          80.492
  Tax credits                           10.401     180.875     ------------------------------------------------------------------
Judicial deposits                       37.938      37.535     Minority participation                         689             669
  Others                                27.366      28.186     ------------------------------------------------------------------
----------------------------------------------------------     Net asset                                2.550.199       2.194.648
Permanent asset                      3.908.450   3.841.703       Capital stock                          1.854.507       1.854.507
  Investments                           17.932      13.312       Capital reserves                          35.841
  Property and Fixtures              3.788.697   3.734.118       Profit reserves                          414.007         414.007
  Differed                             101.821      94.273       Treasury shares                           (8.142)         (8.142)
                                                                 Accumulated profit (losses)              253.986         (65.724)
----------------------------------------------------------     ------------------------------------------------------------------
  TOTAL                              6.752.759   5.932.899     TOTAL                                    6.752.759       5.932.899
---------------------------------------------------------------------------------------------------------------------------------


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7                                               RESULTADOS/1st TRIMESTRE DE 2003

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Consolidated Income Statement (in million reais - corporate legislation)

-----------------------------------------------------------------------------------------------------------------
                                                                               1st quarter
                                                                                   2003                    2002
-----------------------------------------------------------------------------------------------------------------
NET SALES INCOME                                                                 763.046                 296.426
Cost of sold products                                                            333.389                 202.099
-----------------------------------------------------------------------------------------------------------------
GROSS INCOME                                                                     429.657                  94.327
Commercial expenses                                                               32.958                  15.869
Administrative expenses                                                           17.208                  14.237
Provision for losses with tax credit                                              16.453                   2.294
Other (income) operational expenses                                                 (950)                  4.501
-----------------------------------------------------------------------------------------------------------------
OPERATION INCOME EXCLUDING FINANCIAL INCOME                                      363.988                  57.426
Financial expenses                                                               (70.504)                 42.296
Financial revenue                                                                (50.650)                (26.730)
Other non-operational expenses                                                    18.557                     675
-----------------------------------------------------------------------------------------------------------------
INCOME PRIOR TO TAXATION AND MINORITY PARTICIPATION                              466.585                  41.185
Income tax and social contribution                                               146.855                  19.223
Minority participation                                                                20                     (20)
-----------------------------------------------------------------------------------------------------------------
CONSOLIDATED NET PROFIT                                                          319.710                  21.982
(-) Profit over controlled inventories realized in the period, net               (14.043)                (13.010)
-----------------------------------------------------------------------------------------------------------------
CONTROLLER'S NET PROFIT                                                          305.667                   8.972
Depreciation, amortization and depletion                                          73.412                  57.289
-----------------------------------------------------------------------------------------------------------------
CONSOLIDATED EBITDA (*)                                                          437.400                 114.715
-----------------------------------------------------------------------------------------------------------------
ADJUSTED CONSOLIDATED EBITDA (**)                                                451.369                 123.344
-----------------------------------------------------------------------------------------------------------------

(*) Operational income excluding financial income, before depreciation, amortization and depletion.

(**) Not considering accounting adjustments that do not affect the cash operational generation



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8                                               RESULTADOS/1st TRIMESTRE DE 2003

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Consolidated cash flow statement (in million reais)

-------------------------------------------------------------------------------------------------
                                                                  1st quarter
                                                                      2003                 2002
-------------------------------------------------------------------------------------------------
Operational activities

Period's net profit                                                 319.710               21.982

Net profit adjustments                                               83.634               86.979

Addition to assets                                                 (149.346)              (5.795)

Addition (reduction) to liabilities                                  59.680              (56.594)

Cash generated by operational activities                            313.678               46.572
-------------------------------------------------------------------------------------------------
Investment activities

Securities and stock                                               (593.440)             105.500

Investments in controlled companies                                 (22.972)

Properties and fixtures                                            (125.479)            (216.012)

Differed                                                            (10.402)                (874)

Values received from the sale of permanent assets                       103                  700

Cash used in investment activities                                 (752.190)            (110.686)
-------------------------------------------------------------------------------------------------
Funding activities

Loans and funding

    Additions                                                     1.356.793            1.136.846

    Payments                                                       (846.900)          (1.069.568)

Paid dividends                                                           (5)                   7

Cash generated from funding activities                              509.888               67.285
-------------------------------------------------------------------------------------------------
Effects of available currency exchange variation                     (5.295)              (5.064)
-------------------------------------------------------------------------------------------------
Net cash and financial application addition (reduction)              66.081               (1.893)
-------------------------------------------------------------------------------------------------
Financial availabilities in the beginning of the period             102.337               60.346
-------------------------------------------------------------------------------------------------
Financial availabilities at the end of the period                   168.418               58.453
-------------------------------------------------------------------------------------------------


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9                                               RESULTADOS/1st TRIMESTRE DE 2003

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Income reconciliation

-------------------------------------------------------------------------------------------------------
   Corporate legislation x US GAAP ($ million)                                         1st quarter 2003
-------------------------------------------------------------------------------------------------------
   Controller net profit according to the corporate legislation                                    91,2

   Profits realized in the controlled companies                                                     4,1
-------------------------------------------------------------------------------------------------------
   Net profit consolidated by the corporate legislation                                            95,3

   Depreciation, depletion and property and fixtures' written off                                 (18,8)

   Income Tax Provision                                                                            11,2

   Corporate equivalence in affiliated company                                                     (4,2)

   Currency exchange variation                                                                    (25,0)
-------------------------------------------------------------------------------------------------------
   Consolidated net profit according to the US GAAP                                                58,5
-------------------------------------------------------------------------------------------------------

   Conversion according to the last day of March 2003 ($ 1,0000 = R$ 3,3531)


This document contains statements comprising forecasts. These estimates depend on assumptions, information or methods which may be incorrect or imprecise and prove to be feasible. Possible investors are hereby warned that none of these forecasts is a guarantee of future performance as they involve risks and uncertainties. And income may substantially differ from those presented in the forecasts. The company does not assume, and most specifically denies, any and all obligation to update any forecasts which only make sense at the time of their presentation.


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10                                              RESULTADOS/1st TRIMESTRE DE 2003